SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEI CORPORATION

NUVEI CORPORATION

(Name of the Issuer)

Nuvei Corporation

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Novacap Management Inc.

Caisse de dépôt et placement du Québec

Philip Fayer

Whiskey Papa Fox Inc.

(Name of Person(s) Filing Statement)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

67079A102

(CUSIP Number of Class of Securities)

Lindsay Matthews Nuvei Corporation 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4 (514) 313-1190

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention: Amanda McGrady Morrison

(617) 951-9400

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Willard S. Boothby, P.C. Frances D. Dales Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Nuvei Corporation, a corporation existing under the federal laws of Canada (“Nuvei”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that is the subject of the Rule 13e-3 transaction, (ii) Neon Maple Purchaser Inc. (“Purchaser”), a corporation existing under the federal laws of Canada, (iii) Neon Maple Holdings Inc., an Ontario corporation and the parent company of the Purchaser (“Holdings”), (iv) Neon Maple Midco Inc., an Ontario corporation and the parent company of Holdings (“Midco”), (v) Neon Maple Parent Inc., an Ontario corporation and the parent company of Midco (“Canada Parent”), (vi) AI Maple Holdings, L.P., a Cayman Islands exempted limited partnership and the sole stockholder of Canada Parent (“AI Maple Holdings”), (vii) AI Maple Aggregator, L.P., a Cayman Islands exempted limited partnership and the sole limited partner of AI Maple Holdings (“AI Maple Aggregator”), (viii) AI Maple Holdings GP Limited, a Cayman Islands exempted company and the general partner of each of AI Maple Holdings and AI Maple Aggregator (“AI Maple GP”), (ix) Advent International GPE X Limited Partnership, a Cayman Islands exempted partnership and the sole member of AI Maple GP (“AI GPE X”), (x) Advent International, L.P., a Delaware limited partnership and the investment adviser to AI GPE X (“Advent”), (xi) Caisse de dépôt et placement du Québec (“CDPQ”), a legal person governed by an Act respecting the Caisse de dépôt et placement du Québec, (xii) Novacap Management Inc. (“Novacap”), a company incorporated under the laws of Canada and the general partner of certain investment funds and vehicles holding Multiple Voting Shares (as defined below), (xiii) Philip Fayer, and (xiv) Whiskey Papa Fox Inc., a corporation existing under the federal laws of Canada (together with CDPQ, Novacap and Mr. Fayer, each a “Rollover Shareholder” and, collectively, the “Rollover Shareholders”).

This Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act, contemplated by an arrangement agreement between Purchaser and Nuvei, dated as of April 1, 2024 (the “Arrangement Agreement”), pursuant to which Purchaser will acquire all of the outstanding subordinate voting shares of Nuvei (“Subordinate Voting Shares”) and multiple voting shares of Nuvei (“Multiple Voting Shares”) that are not Rollover Shares (as defined in the Arrangement Agreement) for a price of US$34.00 per share, in cash. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of Nuvei’s shareholders has been called for June 18, 2024 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular is being provided to Nuvei’s shareholders pursuant to applicable Canadian law.

If the Arrangement Resolution is approved by (i) at least 66 2⁄3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by holders of Multiple Voting Shares; (iii) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares; (iv) not less than a simple majority of the votes cast by holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (v) not less than a simple majority of the votes cast by holders of Subordinate Voting Shares (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101), the transaction is expected to close in late 2024 or the first quarter of 2025, subject to Court approval and customary closing conditions, including receipt of Key Regulatory Approvals.

The cross-references in this Transaction Statement are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the appendices thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Circular.

All information contained in, or incorporated by reference into, this Transaction Statement and the Circular concerning each Filing Person has been supplied by such Filing Person, and no Filing Person is responsible for the accuracy or completeness of the information supplied by any other Filing Person.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the sections of the Circular entitled “Questions and Answers About the Meeting and the Arrangement” and “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) - Name and Address.

The name of the subject company is Nuvei Corporation. The address and telephone number of the subject company’s principal executive office are as follows:

Nuvei Corporation

1100 René-Lévesque Boulevard West, Suite 900

Montréal, Québec H3B 4N4

(514) 313-1190

The information set forth in the Circular under the caption “Information Concerning Nuvei” is incorporated herein by reference.

(b) - Securities.

The subject class of equity securities is subordinate voting shares, no par value, of Nuvei Corporation.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning the Meeting and Voting - Voting Shares”

•	“The Arrangement - Required Shareholder Approval”

•	“Information Concerning Nuvei - Description of Share Capital”

(c) - Trading Market and Price.

The information set forth in the Circular under the caption “Information Concerning Nuvei - Trading in Subordinate Voting Shares” is incorporated herein by reference.

(d) - Dividends.

The information set forth in the Circular under the caption “Information Concerning Nuvei - Dividend Policy” is incorporated herein by reference.

(e) - Prior Public Offerings.

The information set forth in the Circular under the caption “Information Concerning Nuvei - Previous Distributions” is incorporated herein by reference.

(f) - Prior Stock Purchases.

The information set forth in the Circular under the caption “Information Concerning Nuvei - Previous Purchases and Sales” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - Name and Address.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary – Parties to the Arrangement”

•	“Information Concerning Nuvei”

•	“Information Concerning the Purchaser Filing Parties”

•	“Information Concerning Nuvei - Ownership of Securities”

•	“Information Concerning the Meeting and Voting - Principal Shareholders”

(b) - Business and Background of Entities.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning Nuvei”

•	“Information Concerning the Purchaser Filing Parties”

(c) - Business and Background of Natural Persons.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning Nuvei”

•	“Information Concerning the Purchaser Filing Parties”

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1) - Material Terms: Tender Offers.

N/A.

(a)(2) - Material Terms: Mergers or Similar Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Meeting and the Arrangement”

•	“Summary - Purpose of the Meeting”

•	“Summary - Summary of the Arrangement”

•	“Summary – Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - Reasons for the Recommendations”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Summary - Required Shareholders’ Approvals”

•	“Summary - Procedural Safeguards for Shareholders”

•	“Summary - Rollover Agreements”

•	“Arrangement Agreement”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Special Factors - Certain Effects of the Arrangement”

•	“Special Factors - Formal Valuation and TD Fairness Opinion”

•	“Special Factors - Barclays Fairness Opinion”

•	“The Arrangement - Overview”

•	“The Arrangement - Required Shareholder Approval”

•	“The Arrangement - Rollover Agreements”

•	“The Arrangement - Payment of Consideration”

•	“The Arrangement - Sources of Funds for the Arrangement”

•	“Information Concerning Nuvei - Ownership of Securities - Consideration to be Received in Connection with the Arrangement”

•	“Certain Legal Matters - Securities Law Matters - Stock Exchange Delisting and Reporting Issuer Status”

•	“Summary - Certain Canadian Federal Income Tax Considerations”

•	“Summary - Certain United States Federal Income Tax Considerations”

•	“Certain United States Federal Income Tax Considerations”

•	“Certain Canadian Federal Income Tax Considerations”

•	“Summary – MI 61-101 Requirements”

•	“Information Concerning the Meeting and Voting - Voting Shares”

•	“Summary - Notice to Shareholders in the United States”

•	“The Arrangement - Accounting Treatment of the Arrangement”

•	“Risk Factors - Rights of Former Minority Shareholders after the Arrangement”

•	“Risk Factors – The Resulting Tax Payable by Most Shareholders”

(c) - Different Terms.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Arrangement Agreement”

•	“Special Factors - Certain Effects of the Arrangement”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“The Arrangement - Implementation of the Arrangement”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“Information Concerning the Purchaser Filing Parties”

•	“Information Concerning Nuvei - Ownership of Securities”

•	“Summary - Rollover Agreements”

•	“The Arrangement - Rollover Agreements”

•	“Risk Factors - Interests of Certain Persons in the Arrangement”

(d) - Appraisal Rights.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Meeting and the Arrangement”

•	“Summary - Dissent Rights”

•	“Summary - Implementation of the Arrangement”

•	“Summary - Procedural Safeguards for Shareholders”

•	“The Arrangement - Implementation of the Arrangement”

•	“The Arrangement - Procedural Safeguards for Shareholders”

•	“Certain Legal Matters - Minority Approval”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders of Subordinate Voting Shares”

•	“Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders”

•	“Certain United States Federal Income Tax Considerations - Consequences to Dissenting U.S. Shareholders”

•	“Dissenting Shareholders’ Rights”

•	“Appendix E - Interim Order”

•	“Appendix G - Section 190 of the Canada Business Corporations Act”

(e) - Provisions for Unaffiliated Security Holders.

The information set forth in the Circular under the following captions is incorporated herein by reference.

•	“Provisions for Unaffiliated Shareholders”

•	“The Arrangement - Arrangements between Nuvei and Security Holders”

(f) - Eligibility for Listing or Trading.

N/A.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) - Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Special Factors - Background to the Arrangement”

•	“Information Concerning Nuvei - Previous Purchases and Sales”

•	“Information Concerning Nuvei - Previous Distributions”

•	“Information Concerning Nuvei - Interest of Informed Persons in Material Transactions”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

(b) - (c) Significant Corporate Events; Negotiations or Contacts.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Special Factors - Background to the Arrangement”

•	“Information Concerning Nuvei - Material Changes in the Affairs of the Corporation”

•	“Special Factors - Certain Effects of the Arrangement”

•	“Special Factors - Reasons for the Arrangement from Nuvei’s Perspective”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“The Arrangement - Support and Voting Agreements”

•	“ The Arrangement Rollover Agreements”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“The Arrangement - Intentions of Directors and Executive Officers”

•	“Information Concerning Nuvei - Previous Distributions”

•	“Arrangement Agreement”

•	“Appendix B - Plan of Arrangement under Section 192 of the Canada Business Corporations Act”

(e) - Agreements Involving the Subject Company’s Securities.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Summary of the Arrangement”

•	“Summary - Support and Voting Agreements”

•	“Summary - Arrangement Agreement”

•	“Information Concerning Nuvei - Commitments to Acquire Securities of Nuvei”

•	“Special Factors - Background to the Arrangement”

•	“The Arrangement - Support and Voting Agreements”

•	“The Arrangement - Rollover Agreements”

•	“The Arrangement - Sources of Funds for the Arrangement”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“The Arrangement - Intentions of Directors and Executive Officers”

•	“The Arrangement - Arrangements between Nuvei and Security Holders”

•	“Arrangement Agreement”

•	“Appendix B - Plan of Arrangement under Section 192 of the Canada Business Corporations Act”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) - Use of Securities Acquired.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Certain Effects of the Arrangement”

•	“The Arrangement - Implementation of the Arrangement”

•	“Information Concerning Nuvei - Ownership of Securities - Consideration to be Received in Connection with the Arrangement”

•	“Certain Legal Matters - Implementation of the Arrangement and Timing”

(c)(1)-(8) - Plans.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Stock Exchange Delisting and Reporting Issuer Status”

•	“Special Factors - Certain Effects of the Arrangement”

•	“Information Concerning Nuvei - Material Changes in the Affairs of the Corporation”

•	“The Arrangement - Arrangements between Nuvei and Security Holders”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“Certain Legal Matters - Securities Law Matters - Stock Exchange Delisting and Reporting Issuer Status”

•	“Risk Factors - Risks Related to the Arrangement - Interests of Certain Persons in the Arrangement”

•	“Appendix B - Plan of Arrangement under Section 192 of the Canada Business Corporations Act”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - Purposes.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Meeting and the Arrangement”

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors – Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

(b) - Alternatives.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Reasons for the Recommendations”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors – Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

(c) - Reasons.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - Background to the Arrangement”

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - Reasons for the Recommendations”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors – Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

(d) - Effects.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - Summary of the Arrangement”

•	“Summary - Reasons for the Recommendations”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Summary - Implementation of the Arrangement”

•	“Summary - Rollover Agreements”

•	“Summary - Certain Canadian Federal Income Tax Considerations”

•	“Summary - Certain United States Federal Income Tax Considerations”

•	“Summary - Stock Exchange Delisting and Reporting Issuer Status”

•	“Special Factors - Certain Effects of the Arrangement”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“The Arrangement - Overview”

•	“The Arrangement - Rollover Agreements”

•	“The Arrangement - Implementation of the Arrangement”

•	“The Arrangement - Payment of Consideration”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“Information Concerning Nuvei - Ownership of Securities - Consideration to be Received in Connection with the Arrangement”

•	“Information Concerning Nuvei - Material Changes in the Affairs of the Company”

•	“Certain Legal Matters - Securities Law Matters - Stock Exchange Delisting and Reporting Issuer Status”

•	“Certain United States Federal Income Tax Considerations”

•	“Certain Canadian Federal Income Tax Considerations”

•	“Arrangement Agreement”

•	“Risk Factors - Rights of Former Minority Shareholders after the Arrangement”

•	“Risk Factors – The Resulting Tax Payable by Most Shareholders”

•	“Appendix B - Plan of Arrangement under Section 192 of the Canada Business Corporations Act”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) - Fairness; Factors Considered in Determining Fairness.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - Reasons for the Recommendations”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Summary - Formal Valuation and TD Securities Fairness Opinion”

•	“Summary - Barclays Fairness Opinion”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors – Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Special Factors - Formal Valuation and TD Securities Fairness Opinion”

•	“Special Factors - Barclays Fairness Opinion”

•	“Appendix C - Formal Valuation and TD Securities Fairness Opinion”

•	“Appendix D – Barclays Fairness Opinion”

(c) - Approval of Security Holders.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - Purpose of the Meeting”

•	“Summary - Reasons for the Recommendations”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Summary - Required Shareholder Approvals”

•	“Summary - MI 61-101 Requirements”

•	“Summary - Procedural Safeguards for Shareholders”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“The Arrangement - Required Shareholder Approval”

•	“The Arrangement - Intentions of Directors and Executive Officers”

•	“Certain Legal Matters - Securities Law Matters - Application of MI 61-101”

•	“Certain Legal Matters - Securities Law Matters - Minority Approval”

(d) - Unaffiliated Representative.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Special Factors - Background to the Arrangement”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“The Arrangement - Arrangements between Nuvei and Security Holders”

•	“Provisions for Unaffiliated Shareholders”

(e) - Approval of Directors.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Recommendation of the Board”

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Support and Voting Agreements”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - Recommendation of the Special Committee”

•	“The Arrangement - Support and Voting Agreements”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“The Arrangement - Intentions of Directors and Executive Officers”

•	“Risk Factors - Risks Related to the Arrangement - Interests of Certain Persons in the Arrangement”

(f) - Other Offers.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Reasons for the Recommendations”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors - Reasons for the Arrangement from Nuvei’s Perspective”

•	“Special Factors – Position of the Special Committee as to Fairness”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Meeting and the Arrangement”

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - Reasons for the Recommendations”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Summary - Formal Valuation and TD Securities Fairness Opinion”

•	“Summary - Barclays Fairness Opinion”

•	“Special Factors - Background to the Arrangement”

•	“Special Factors - Position of the Special Committee as to Fairness”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Position of the Board as to Fairness”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness the Arrangement”

•	“Special Factors - Formal Valuation and TD Securities Fairness Opinion”

•	“Special Factors - Barclays Fairness Opinion”

•	“Certain Legal Matters - Securities Law Matters - Formal Valuation”

•	“Information Concerning Nuvei - Additional Information”

•	“Consent of TD Securities Inc.”

•	“Consent of Barclays”

•	“Appendix C - Formal Valuation and Fairness Opinion of TD Securities Inc.”

•	“Appendix D – Barclays Fairness Opinion”

•

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Nuvei during its regular business hours by any interested holder of Shares.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) - Source of Funds; Conditions

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“The Arrangement - Sources of Funds for the Arrangement”

•	“Arrangement Agreement - Financing Arrangements”

(c) - Expenses.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Special Factors - Formal Valuation and TD Fairness Opinion - Mandate and Professional Fees”

•	“Special Factors - Barclays Fairness Opinion - Mandate and Professional Fees”

•	“The Arrangement - Expenses of the Arrangement”

(d) - Borrowed Funds.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“The Arrangement - Sources of Funds for the Arrangement”

•	“Arrangement Agreement – Financing Arrangements”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) - Securities Ownership.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“The Arrangement - Required Shareholder Approval”

•	“Information Concerning the Meeting and Voting - Principal Shareholders”

•	“Information Concerning Nuvei - Ownership of Securities”

(b) - Securities Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning Nuvei - Previous Purchases and Sales”

•	“Information Concerning Nuvei - Previous Distributions”

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) - Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Support and Voting Agreements”

•	“The Arrangement - Support and Voting Agreements”

•	“The Arrangement - Intentions of the Directors and Executive Officers”

(e) - Recommendations of Others.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Summary - Recommendation of the Special Committee”

•	“Summary - Recommendation of the Board”

•	“Summary - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Summary - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“Special Factors - Recommendation of the Special Committee”

•	“Special Factors - Recommendation of the Board”

•	“Special Factors - The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

•	“Special Factors - Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

ITEM 13. FINANCIAL INFORMATION.

(a) - Financial Information.

The financial statements set forth in Nuvei’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023, beginning on page 9 of Exhibit 99.3 of such Annual Report on Form 40-F, are incorporated by reference herein.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning Nuvei - Selected Historical Financial Information”

•	“Information Concerning Nuvei - Selected Historical Financial Information - Net Book Value”

•	“Information Concerning Nuvei - Additional Information”

(b) - Pro Forma Information.

N/A.

(c) - Summary Information. The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning Nuvei - Selected Historical Financial Information”

•	“Information Concerning Nuvei - Selected Historical Financial Information - Net Book Value”

•	“Information Concerning Nuvei - Additional Information”

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) - Solicitations or Recommendations.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning the Meeting and Voting - Solicitation of Proxies”

•	“The Arrangement – Expenses of the Arrangement”

(b) - Employees and Corporate Assets.

The information set forth in the Circular under the following captions is incorporated herein by reference:

•	“Information Concerning the Meeting and Voting - Solicitation of Proxies”

•	“The Arrangement – Expenses of the Arrangement”

•	“The Arrangement - Interests of Certain Persons in the Arrangement”

•	“Information Concerning the Purchaser Filing Parties”

ITEM 15. ADDITIONAL INFORMATION.

(b) - Golden Parachute Compensation.

N/A.

(c) - Other Material Information.

The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(2)(i)	Management Information Circular of Nuvei Corporation, dated May 13, 2024.

(a)(2)(ii)	Form of Proxy for the holders of multiple voting shares.

(a)(2)(iii)	Form of Proxy for the holders of subordinate voting shares.

(a)(2)(iv)	Letter of Transmittal.

(a)(2)(v)	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(2)(vi)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

(a)(2)(vii)	Press Release, dated April 1, 2024 (incorporated by reference to Exhibit 99.1 to Nuvei’s report on Form 6-K submitted to the SEC on April 1, 2024).

(b)(i)	Equity Commitment Letter, dated April 1, 2024, by and among Neon Maple Purchaser Inc. and the funds party thereto.

(c)(i)	Formal Valuation and Fairness Opinion of TD Securities Inc., dated April 1, 2024 (incorporated by reference to Appendix C of the Circular).

(c)(ii)	Fairness Opinion of Barclays Capital Inc., dated April 1, 2024 (incorporated by reference to Appendix D of the Circular).

(c)(iii)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on January 16, 2024.

(c)(iv)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 8, 2024.

(c)(v)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 27, 2024.

(c)(vi)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on March 31, 2024.

(c)(vii)	Discussion Materials Provided by Barclays Capital Inc. to the Board of Directors on April 1, 2024.

Exhibit No.	Description

(d)(1)	Arrangement Agreement, dated April 1, 2024, between Neon Maple Purchaser Inc. and Nuvei Corporation (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(d)(2)	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(d)(3)	Limited Guarantee, dated as of April 1, 2024, executed by the funds party thereto in favor of the Company.

(e)(i)	Support and Voting Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.2 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ii)	Support and Voting Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.3 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iii)	English translation of Support and Voting Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.4 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iv)	Support and Voting Agreement, dated April 1, 2024, between Coretha Rushing and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.5 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(v)	Support and Voting Agreement, dated April 1, 2024, between Daniela Mielke and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.6 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vi)	Support and Voting Agreement, dated April 1, 2024, between David Lewin and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vii)	Support and Voting Agreement, dated April 1, 2024, between David Schwartz and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(viii)	Support and Voting Agreement, dated April 1, 2024, between Lindsay Matthews and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ix)	Support and Voting Agreement, dated April 1, 2024, between Maren Lau and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.10 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(x)	Support and Voting Agreement, dated April 1, 2024, between Pascal Tremblay and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.11 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xi)	Support and Voting Agreement, dated April 1, 2024, between Samir Zabaneh and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.12 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xii)	Support and Voting Agreement, dated April 1, 2024, between Scott Calliham and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.13 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xiii)	Support and Voting Agreement, dated April 1, 2024, between Timothy A. Dent and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.14 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ix)	Share Transfer Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT VI, L.P., Novacap International TMT VI, L.P., Novacap International VI-A, L.P., NVC TMT VI, L.P., NVC TMT VI-A, L.P., NVC TMT VI (S.P.), L.P., NVC TMT VI-A (S.P.), L.P., NVC International TMT VI, L.P., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

Exhibit No.	Description

(e)(x)	English translation of Share Transfer Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec, Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(e)(ix)	Share Transfer and Incentive Award Exchange Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(f)(i)	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix G of the Circular).

107	Filing Fee Table.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Nuvei Corporation

Date: May 13, 2024	By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel

Advent International, L.P. By: Advent International GP, LLC, General Partner

Date: May 13, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance - Fund Administration

Neon Maple Purchaser Inc.

Date: May 13, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Holdings Inc.

Date: May 13, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Midco Inc.

Date: May 13, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Parent Inc.

Date: May 13, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Advent International GPE X Limited Partnership

By: GPE X GP Limited Partnership, General Partner

By: Advent International GPE X, LLC, General Partner

By: Advent International, L.P., Manager

By: Advent International GP, LLC, General Manager

Date: May 13, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance - Fund Administration

AI Maple Holdings, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: May 13, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Aggregator, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: May 13, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Holdings GP Limited

Date: May 13, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

Caisse de dépôt et placement du Québec

Date: May 13, 2024	By:	/s/ Jacques Marchand
Name: Jacques Marchand
Title: Vice President, Private Large Capitalizations – Quebec

Date: May 13, 2024	By:	/s/ Catherine Beauchemin
Name: Catherine Beauchemin
Title: Senior Director, Private Equity, Quebec

Novacap Management Inc.

Date: May 13, 2024	By:	/s/ Pascal Tremblay
Name: Pascal Tremblay
Title: President and CEO, Managing Partner

Philip Fayer

Date: May 13, 2024	By:	/s/ Philip Fayer

Whiskey Papa Fox Inc.

Date: May 13, 2024	By:	/s/ Philip Fayer
Name: Philip Fayer
Title: President & Secretary